SUB-ITEM 102J
Changes in registrant s certifying accountant



Nuveen Quality Preferred Income Fund 2

811-21137

During the current fiscal period, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Fund as of September 30, 2014. On September 30, 2014, Ernst & Young LLP ( Ernst &
Young ) resigned as the independent registered public accounting firm to the Fund upon completion of the July 31, 2014 audit.

Ernst & Young s report on the Fund for the two most recent fiscal periods ended July 31, 2014 and July 31, 2013, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal periods ended July 31, 2014 and July 31, 2013 for the Fund and for the period August 1, 2014 through September 30, 2014, there were no disagreements with Ernst &
Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Fund s financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.